Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communications are being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

Interview of salesforce.com, inc. President and Chief Product Officer Bret Taylor with Bloomberg L.P., dated March 22, 2018

BLOOMBERG: Now this announcement that you’ve agreed to buy MuleSoft for six and a half billion dollars; what can we read into it, because it seems to be a desire to stretch beyond Salesforce’s core customer relationship management tools.

BRET TAYLOR: You know so, if you think about what it means to transform a company that wasn’t born in the digital era…this digital transformation we fundamentally think it starts and ends with the customer, even if that means transforming a bunch of your legacy systems. And the reason why we’re so interested in MuleSoft and this concept of sort of integrating all these legacy systems, is that it really unlocks the data from legacy systems to enable people to participate in all these amazing new experiences that we’re seeing on our phones and our watches with customer service experiences that are really transforming business today. So I do think MuleSoft’s platform is amazing because it really enables companies to kind of turbocharge their digital transformation. And for Salesforce specifically it means that they can transform their customer experiences faster, which is really our mission.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (the “Company”), its acquisition subsidiary and MuleSoft, Inc. (“MuleSoft”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and MuleSoft will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT

SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.